LATHROP & GAGE L.C.
2345 GRAND BOULEVARD, SUITE 2800
KANSAS CITY, MISSOURI 64108

April 21, 2006

Via Facsimile (202) 772-9203
and Edgar

Celeste M. Murphy, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Boston Financial Qualified Housing Tax Credits L.P. III
          Schedule TO-T filed on March 10, 2006, by Paco Development, L.L.C.
      File No. 5-81103

Dear Ms. Murphy:

We received your letter dated April 17, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The responses of Paco Development, L.L.C. ("Paco") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

Cover Page

1.
We note that you have added SLCas, L.L.C. as a filing person to your schedule TO. Please amend your Schedule TO to identify this filing person, explain why you have added such filing person, why SLCas was not included in the initial filing. Please amend your definition of “Purchaser” in your offering materials to include SLCas.

Response: Although not involved in structuring and determining the terms of the Offer, SLCas was included as a signing person in the initial Schedule TO because of the possibility it would be deemed a bidder as a result of its ownership of the Purchaser.

As an expedient to completing this tender offer, following SEC comments to other tender offers involving Paco (and without agreeing with the position that SLCas is a bidder), we revised the Schedule TO to add SLCas to the cover page. Furthermore, in this amendment, Paco revised disclosure in the Offer to Purchase indicating that SLCas might be deemed a bidder to reflect that SLCas is a bidder, which revised disclosures are reflected in the Schedule TO amendment filed contemporaneously with Paco's responses to this Comment Letter.

Because Paco is the actual Purchaser, and will be the only entity having direct beneficial ownership of the Units acquired in the tender offer, it is the only entity included in the definition of Purchaser. However, the Offer to Purchase has been amended to state definitively that SLCas is a bidder, and previously contained the requisite disclosure regarding SLCas as a bidder.

Units Sought, page 2

2.
We note that you have amended your offer to purchase all of the outstanding units. Further, we note that your Schedule TO filed March 10, 2006 addresses the Partnership’s agreement of limited partnerships prohibiting the transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% of the total interest in capital and profits of that partnership to be transferred within such 12-month period. You state, in that March 10, 2006 filing that you do “not know whether the general partner will enforce a transfer limitation.” We believe that the general partner has made clear, in both 14D-9 filings of March 17, 2006 and April 14, 2006, that the general partner will enforce transfer limitations. Please revise your disclosure accordingly. In addition, we believe that you should detail the pro-ration procedures in the event of “oversubscription.” Further, you should state that you cannot acquire 100% of the units through the tender offer.

Response: The Schedule TO has been revised in response to your comment.

Certain Information Concerning the Participants, page 4

3.	We note that you have filed, together with other participants, a preliminary proxy filing for a consent solicitation. We are unable to locate such filing. Please advise.

Response: Paco, together with certain participants made a preliminary proxy filing with the SEC in connection with a consent solicitation with respect to Boston Financial Qualified Housing Tax Credits, L.P. IV ("Boston Financial 4"). Those participants have not made any preliminary proxy filing with respect to the Partnership. On April 10, 2006, Paco sent a letter to limited partners which references the Boston Financial 4 preliminary proxy filing, and in the abundance of caution, we included the required legend in the letter in case the letter was deemed to be proxy solicitation materials with respect to the Boston Financial 4 consent solicitation. The legend clearly identified that the consent solicitation related to Boston Financial 4.

4.
Please provide us with your detailed legal analysis of how the parties you list as participants are related to Paco Development L.L.C. and why these parties should not be included as filing persons on this Schedule TO. We expect this detailed analysis of your structure, including these parties, and bidder legal analysis regardless of the answer to our comment above.

Response: As set forth in the answer to Comment 3 above, Paco, together with certain participants made a preliminary proxy filing with the SEC in connection with a consent solicitation with respect to Boston Financial Qualified Housing Tax Credits, L.P. IV. Because those participants have not made any preliminary proxy filing with respect to the Partnership (only with respect to Boston Financial 4), and had no involvement with this tender offer, they should not be included as filing persons.

Closing Comments

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Paco is filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit holders. Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses and to advise us if the Staff has any further comments

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich